

EXPERT DOJO

Invest in the new world of venture capital

expertdojo.com   Santa Monica, CA   X in ▶ f ◎ 🔗   Technology   Service

Highlights

Regular Updates

Founders have a strong track record of investor updates.

 1   Most VC Investors Average Under 10% Returns, Expert DOJO has averaged 38% annually since 2019

2   Traditional VC favors insiders; we built a model to share ownership with the community

3   Our best-performing companies have grown 50X in value in only 6 months, following our investment

4   We actively help founders grow revenue—not passive, hands-off investing

5   Expert DOJO is an asset vehicle of 266 startups across sectors with over 7 years investment history

6   We buy company stakes early at ~70–90% discounts to reduce risk before growth

7   We have grown from $0 to $100M AUM since 2019, with a clear path to $500M by 2030

8   +1000 are already investors backing Expert DOJO, and $1.2M dollar raised in previous crowdfunding!

Team



Brian Mac Mahon   Founder & Head Honcho

Brian founded Expert Dojo on the principle that a better VC system can be built. Over the past 10 years, Expert Dojo has lived by this principle every day in the US, India, and Africa. Today, Expert Dojo is one of the largest VCs in the world.





Isabelle Cloud   Partner & Head of Investor Relations

Isabelle has been with us for over 6 years, playing a pivotal role in driving the growth of the fund's AUM. She has been instrumental in raising millions of dollars both internally and externally, helping expand the firm's investment reach and impact.



Ashutosh Kumar CEO and General Partner (India)

Ashutosh is an operator-turned-VC who has completed multiple VC fellowships. He's a Harvard alumnus with strong skills in systems, processes, and execution. He is also an IT engineer and a driving force behind the scaling of our global funds.



Nektar Baziotis Head of Tech

Nektar has over 20 years of experience in international business development, IT project management, IT business consulting, e-learning, and artificial intelligence. He is a co-founder of ENKI Inc. and Apogee Information Systems.



The Biggest Wealth Creation in History Is Happening Without You

📣 Join one of our weekly webinars- <u>Expert DOJO Unfiltered</u> 📣

For the first time in history, private companies are on track to reach trillion-dollar valuations.

Between 2027 and 2030, there won't be just one—there will be several trillion-dollar private companies. We're all familiar with them: SpaceX, Anthropic, OpenAI, etc. Expert DOJO believes that investing in the most likely unicorns at the earliest stage will position us to get maximum returns from these massive liquidity events.

This is the largest wealth-creation event the world has ever seen. However, it's almost impossible to know which companies will break through from the start. Using market size, market opportunity, founder ability, and geopolitical knowledge, it is possible to make massive returns by investing in a large quantity of companies on the basis that just one of these winners can give us a return of 1000X. This is what makes Expert DOJO special, and our current expected returns on the existing 266 companies are tracking at a 5-10X return on capital.

And almost no one will be allowed to participate. What is also very sad about the existing venture capital opportunities in the United States and the rest of the world is that without vehicles like Expert DOJO, normal people will not be allowed to participate. Not every day investors, nor most accredited investors. This is not okay, and it's why it's so important for Expert DOJO to offer this opportunity to own a stake in our holding company.

For many years, only insiders have gotten access to the best companies—at the best prices. Expert DOJO has worked incredibly hard over the past 12 years, all over the world, to build such a strong value-add brand in the startup space that we get access to these incredible founders and the upside that we get from investing in their companies.

Our mission and objectives are clear; we'll continue to build assets inside Expert DOJO and also build a marketing company that helps those startup companies grow faster than they'd be able to on their own. This is how we'll build our assets under management (AUM) from $100M-$500M by 2030, and our valuation along with that. Nothing could make us happier than sharing this upside with our Wefunder community, who have been so supportive right from the start.

A Note From the Founder

I'm Brian Mac Mahon, founder of Expert Dojo.

I believe America is still the greatest land of entrepreneurship—but many of the values that once fueled that spirit are being lost. Access to ownership, opportunity, and upside has quietly narrowed to a small group of insiders.

In my TEDx talk, *The Kidnapping of the American Dream*, I explore how entrepreneurship became inaccessible—and how it can be rebuilt by giving more people real ownership in the future they help create.

Expert Dojo was created to do exactly that.


The Kidnapping of the American Dream | Brian Mac Mahon | TED
TEDx Talks



Why Venture Capital Is Broken

Venture capital hasn't meaningfully changed in over **40 years**.

The model is still:

- Short diligence

- Full price

- Passive capital

- Hope as a strategy

That's like raising a child and hoping they turn out well without ever parenting them.

We believed there had to be a better way.

What Makes Expert Dojo Different

Expert Dojo was built by operators, not spectators.

Instead of betting and waiting, we:

- Buy great companies at **deep discounts**

- Actively help them grow through execution and growth systems

- Structure ownership so risk is reduced before companies become obvious

This isn't about timing the market.

It's about **changing the rules.**

Our Unfair Advantages

1. Buying at Exceptional Prices

- Early-stage investments at ~70% discounts

- Follow-on ownership through **warrants and options** at ~80% discounts

- Select private equity positions at discounts of up to **90%**

2. Warrants That Changed the Game

By locking in pricing early, we reinvest years later at fixed terms—resulting in positions that have grown 50x within months after execution.

3. The Bridges, Not the Land

We focus on companies in India, Africa, and other emerging markets, helping them expand into developed markets where value compounds faster—and competition is lower.

4. Going Deeper With Private Equity

In select companies, we step in as true operating partners, sometimes acting as co-founders, not passive investors.

Hear from the portfolio



What We've Built So Far

While most venture capital investors have seen a <u>drop in annual returns</u> since 2019, with historically few funds deploying capital to their investors and an IRR with a median well below double digits, Expert Dojo has averaged approximately **38% annual growth since 2019**, driven by disciplined pricing, active execution, and long-term alignment.

- AUM grown from **$10M → $100M**

- Targeting **$150M AUM by year-end**

- Clear path toward **$500M AUM by 2030**

This growth is the result of structure, pricing discipline, and execution—not hype.

Retail investors are more used to traditional assets. This is how Expert DOJO's growth has been holding up against them, hystorically.

Breakout Companies in the Expert DOJO Portfolio

Kredete

Series A raised in 2025, led by AfricInvest (CAIF & FIVE) with Partech and Polymorphic Capital, at a $122M valuation.

Fintech platform helping African immigrants send money globally while building credit.



Gesture

Transforms text messages into real-world gifts instantly.

Reached **$38M revenue in 2025 with minimal capital raised, historically.**





ClinNEXUS

$35M Revenue (2025)

Raised < **$1M institutional capital**.

Connects people to healthcare, housing, food, and social services.



Matchbook AI

55%+ Fortune 500 Clients

Enterprise AI platform used by companies, including:

Google • Visa • IBM • Boeing • P&G • Travelers



Google · Visa · IBM · Boeing · P&G · Travelers

Why We're Opening This to the Community

Expert Dojo was:

- Founded by the community
- Built with the community
- Supported by the community

So we chose to share the upside.

Our first crowdfunding investors are already sitting on approximately **~4x**

paper gains since investing just a few years ago.

Now, we want to grow to **10,000 owners**—all aligned, all insiders.

The Long-Term Vision

By approximately **2030**, we believe Expert Dojo can reach a valuation between **$500M and $1B.**

Investors benefit from:

- Portfolio company exits

- Ownership in Expert Dojo itself

- A community built around long-term alignment, not fees

When you invest in insiders, **you become one.**



Use of Funds

Funds raised will be used to:

- Scale the Expert Dojo platform and portfolio
- Grow operating companies within our private equity strategy
- Expand our execution and growth infrastructure

Our focus is disciplined growth—not experimentation.

Join Us

The future of wealth creation shouldn't be reserved for a small circle.

Expert Dojo exists to help founders grow faster and investors earn better returns—together. If you believe access should be earned through alignment, not gatekeeping, we invite you to join us.

📍🌎 Or join one of our in-person events!



ORACLE'S CLUB
REITLER
EXPERT DOJO
Dulce Vida ORGANIC TEQUILA
PLANWRITERS
Western Alliance Bank
SPIRITLESS
Rosenthal
Wine Bar and Patio

